TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

March 6, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	OSISKO DEVELOPMENT CORP.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA68828E8099

	CUSIP:	68828E809

2	Date Fixed for the Meeting:	May 11, 2023

3	Record Date for Notice:	March 31, 2023

4	Record Date for Voting:	March 31, 2023

5	Beneficial Ownership Determination Date:	March 31, 2023

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

" Julien Lavallière "

Senior Relationship Manager

Julien.Lavalliere@tmx.com

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